SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2012

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

GE SAVINGS AND SECURITY PROGRAM

December 31, 2012 and 2011

Table of Contents

		Page Number(s)

A.	Financial Statements and Schedule:

	Report of Independent Registered Public Accounting Firm	3

	Financial Statements:
	Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and 2011	4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2012 and 2011	5

	Notes to Financial Statements	6-17

	Supplemental Schedule: (i)
	Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2012	18-23

B.	Exhibits

23	Consent of Independent Registered Public Accounting Firm

(i) Schedules required by Form 5500 that are not applicable have not been included.

(2)

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
June 21, 2013

(3)

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2012 and 2011

(in thousands)

	2012	2011

Assets:

Investments at fair value (notes 3 and 4)	$21,785,877	$19,094,360
Notes receivable from participants	405,249	380,577
Employer contribution receivable	2,113	-
Accrued dividends and interest	71,486	68,200
Other assets	34,391	54,842
Total assets	22,299,116	19,597,979

Liabilities:

Other liabilities	11,829	7,105
Total liabilities	11,829	7,105

Net assets available for plan benefits	$22,287,287	$19,590,874

See accompanying notes to financial statements.

(4)

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2012 and 2011

(in thousands)

	2012	2011

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of
investments (note 3)	$2,299,333	$(375,014)
Interest and dividend income:
General Electric Company Common Stock	262,696	234,884
Registered investment companies	264,715	160,710
Other investments	12,287	18,972
	2,839,031	39,552

Interest on notes receivable from participants	19,828	21,305

Contributions:
Employee	983,332	953,445
Employer	387,722	340,827
	1,371,054	1,294,272

Total additions	4,229,913	1,355,129

Deductions from net assets attributed to:
Participant withdrawals	1,533,500	1,438,147

Net increase (decrease)	2,696,413	(83,018)

Net assets available for plan benefits:
Beginning of year	19,590,874	19,673,892
End of year	$22,287,287	$19,590,874

See accompanying notes to financial statements.

(5)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

The GE Savings and Security Program (the “Plan”) is a defined contribution plan sponsored by General Electric Company (“the Company”). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held and invested through the General Electric Savings and Security Trust (the “Trust”).

Fidelity Investments® is the Plan’s recordkeeper.  The Plan Trustees (all of whom are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of the Company) have appointed Fidelity Management Trust Company (“FMTC”) as the directed Trustee of the Trust.

GEAM is the investment adviser to seven of the Plan’s investment options, which include actively managed funds in equity and fixed income asset classes. BlackRock Institutional Trust Company, N.A. (“BlackRock”) is the investment adviser to six of the Plan’s investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the “Index Funds”).  AllianceBernstein, L.P. (“AllianceBernstein”) is the investment adviser to the Plan’s suite of twelve Target Retirement Date Funds (as defined below).  State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund (as defined below), the Index Funds (as defined below) and the U.S. Bond Fund (as defined below). FMTC is the custodian of the GE Stock Fund.  Blackrock is the custodian of the Index Funds. The Federal Reserve Bank is the custodian of the United States Savings Bonds in the U.S. Bond Fund.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their earnings in one or more of the following investment options:

(a)
General Electric Common Stock Fund (the “GE Stock Fund”) - The GE Stock Fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Stock Fund’s estimated liquidity needs.

(b)
GE S&S Income Fund (the “Income Fund”) - The Income Fund managed by GEAM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c)
GE S&S U.S. Equity Fund (the “U.S. Equity Fund”) - The U.S. Equity Fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(d)
GE Institutional International Equity Fund (the “International Fund”) – The International Fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The International Fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e)
GE Institutional Small-Cap Equity Fund (the “Small-Cap Fund”) – The Small-Cap Fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities of smaller companies, such as common and preferred stocks.

(6)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) – The Strategic Investment Fund managed by GEAM seeks maximum total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(g)
Non-U.S. Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Morgan Stanley Capital International All Country World Index (MSCI ACWI) ex-US Net Dividend Return Index by investing in a portfolio of international equity securities to approximate, as closely as practicable, the capitalization weighted total rates of return of the markets in certain countries for publicly traded equity securities.

(h)
U.S. Aggregate Bond Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Barclays U.S. Aggregate Bond Index by investing in a representative sample of securities that collectively has an investment profile similar to the index.

(i)
U.S. Large-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P 500 Index by investing in large companies within the United States.

(j)
U.S. Mid-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index by investing in medium-sized companies within the United States.

(k)
U.S. Small-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index by investing in smaller companies within the United States.

(l)
U.S. Treasury Inflation-Protected Securities Index Fund (the “U.S. TIPS Index Fund”) – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment  performance of the Barclays U.S. Treasury Inflation-Protected Securities Index by investing in substantially all of the securities that make up the index.

(m)
GE S&S Short-Term Interest Fund (the “ST Interest Fund”) – The ST Interest Fund managed by GEAM seeks to preserve principal and achieve a market-related interest rate of return by investing primarily in a variety of investment-grade debt securities, such as U.S. government securities, asset-backed securities, corporate bonds and money market instruments.

(n)
GE S&S Money Market Fund (the “Money Market Fund”) – The Money Market Fund managed by GEAM seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing primarily in short term, U.S. dollar denominated money market instruments.

(o)
United States Savings Bonds (the “U.S. Bond Fund”) – The Savings Bonds available under this option are Series “EE” Savings Bonds issued by the U.S. Treasury. The Savings Bonds mature 30 years after their issue date and earn interest based on market yields for Treasury securities. Each May 1 and November 1, the U.S. Government sets the rates for the Savings Bonds that apply for the next six months. Principal and accrued interest are credited when the Savings Bond is redeemed or on its maturity date. Until a Plan participant has accumulated sufficient funds to purchase a Savings Bond, the amounts in the participant’s account are invested in money market instruments and other short-term debt securities.

(7)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

(p)
Target Retirement Date Funds (the “TRD Funds”) - The TRD Funds are daily valued separate accounts managed by AllianceBernstein.  The investment objective of each TRD Fund is to seek the highest total return (total return includes capital appreciation and income) over time consistent with an appropriate degree of risk, and a specified allocation among various types of assets.  To achieve its investment objective, each TRD Fund invests in a combination of underlying investment funds representing a variety of asset classes (the “Underlying Funds”).  A TRD Fund’s asset allocation changes over time and is expected to gradually shift from a combination of Underlying Funds that emphasizes investment in stocks to a combination of Underlying Funds that is more conservative and invests in bonds, stocks, and short-term investments.  Approximately 15 years after the target retirement date, the target asset allocation is expected to reach a “landing point” and become static. The suite of Target Retirement Date Funds includes the following:

2000 Target Retirement Date Fund	2020 Target Retirement Date Fund	2040 Target Retirement Date Fund
2005 Target Retirement Date Fund	2025 Target Retirement Date Fund	2045 Target Retirement Date Fund
2010 Target Retirement Date Fund	2030 Target Retirement Date Fund	2050 Target Retirement Date Fund
2015 Target Retirement Date Fund	2035 Target Retirement Date Fund	2055 Target Retirement Date Fund

The GE Stock Fund, Income Fund, U.S Equity Fund, International Fund, Small-Cap Fund, Strategic Investment Fund, Index Funds, ST Interest Fund, Money Market Fund, U.S. Bond Fund and the TRD Funds are collectively referred to herein as the “Funds”.

The Income Fund, U.S. Equity Fund, International Fund, Small-Cap Fund and Strategic Investment Fund are registered investment companies subject to specific disclosure and other requirements. The following Plan information is available to participants and eligible employees upon request or may be obtained online at the Plan’s website: Audited financial statements and prospectuses or other disclosure documents of the registered investment companies; Fund profiles for the GE Stock Fund, ST Interest Fund, Income Fund, U.S. Equity Fund, Money Market Fund, U.S. Bond Fund, Index Funds and TRD Funds; and the Savings and Security Program Supplemental Information document containing certain information regarding all Funds.  Certain of the above documents comprising this Plan information are also affirmatively provided to participants and eligible employees in compliance with the requirements of the Department of Labor.

The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $17,000 and $16,500 in 2012 and 2011, respectively.  For participants who were at least age 50 during the year, the limit was generally $22,500 and $22,000 in 2012 and 2011, respectively.  The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.

Participants may switch their investment balances (including rebalancing) up to 12 times each quarter. Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund, a prohibition against switching balances out of Savings Bonds held in custody that were purchased with after-tax contributions and certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution. For certain eligible employees, whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings, that is, a 4% maximum matching contribution.

(8)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

Effective January 1, 2011, the Plan was amended to give certain eligible salaried employees, whose first day of work is on or after that date, an employer contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  This Company Retirement Contribution is in addition to the employer matching contribution.

Effective January 1, 2012, the Plan was amended to give certain eligible production employees, whose first day of work was on or after that date, both the Company Retirement Contribution and an Additional Company Retirement Contribution (“ACRC”) equal to $600 per year, irrespective of any employee contributions.  This ACRC will be credited to the participants’ accounts each January, beginning in 2013.

Hereinafter, the Company Retirement Contribution and the ACRC shall be referred to collectively as “Company Retirement Contributions” (“CRCs”).

These CRCs can be invested in any of the available investment options, with the exception of the U.S. Bond Fund.  A participant who does not have a regular investment on file will be electing to invest the CRCs in the TRD Fund consistent with the participant’s age.

Rollovers and Transfers from Other Qualifying Plans

Subject to Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2012 and 2011, transfers from other qualifying plans or arrangements accounted for $63.3 million and $70.8 million, respectively, and are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for withdrawal during employment). Partial payments on termination are generally limited to four per year and a minimum of $500.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances,  to borrow a minimum of  $500 from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for loans). Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. Prior to December 2009, the interest rates of individual loans were fixed for the shorter of the term of the loan or five years.  Effective December 2009, the interest rates for new loans are fixed for the term of the loan.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required. Participants may repay the entire principal amount with written notice and without penalty.  A participant may have no more than two outstanding loans from the Plan at any time.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.

(9)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

Participant Accounts

Each participant’s account is credited with the participant’s contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their employee contributions, employer matching contributions and related investment results.  Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service.

Forfeitures

As of December 31, 2012, amounts totaling $2,332,568 attributable to certain non-vested CRCs and related earnings were utilized to reduce employer contributions in accordance with the terms of the Plan. As of December 31, 2011, these forfeited amounts totaled $205,577.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, ST Interest Fund and the Money Market Fund are generally borne by the Company. For the registered investment companies, the Index Funds, and the TRD Funds, investment advisers receive a management fee for providing investment advisory services. These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation in fair value of investments for the Index Funds and TRD Funds on the Statements of Changes in Net Assets Available for Plan Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

Investments other than the GE Stock Fund, the U.S. Equity Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, to manage risk.  The Index Funds and the TRD Funds may use futures to manage risk.  In addition, the Non-U.S. Equity Index Fund may use a variety of over-the-counter derivative instruments, including, without limitation, options, swaps, and forward contracts.  No investments are engaged in market-making or other speculative activities.

(10)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

All portfolio securities of the Money Market Fund and any short-term money market instruments held by the ST Interest Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.

The Plan invests in collective funds. A collective fund is a pool of investments from various investors to create a diversified fund.

More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under “Employee Contributions and Investment Options” in note 1.

(c)           Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date.  In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.  Preference is given to observable inputs.  These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value investments using the best and most relevant data available.   In addition, the Company retains independent pricing vendors to assist in valuing certain investments.

The following section describes the valuation methodologies used to measure investments at fair value.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1.  Level 1 securities include GE common stock, registered investment companies, certain short-term money market instruments, and U.S. Savings Bonds.

The Plan’s ownership in the collective funds is carried at fair value based on the investment’s net asset value per unit and is included in Level 2.

(11)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. These investments are included in Level 2 and primarily comprise securities in the ST Interest Fund.

The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are included in Level 2.  If it is determined that amortized cost does not approximate fair value, securities may be valued based on dealer supplied valuations or quotations. In these infrequent circumstances, the pricing service may provide the Plan with valuations that are based on significant unobservable inputs, and in those circumstances, the investment securities are classified in Level 3.

Plan securities that are valued using techniques other than market quotations, particularly securities that are “fair valued,” are subject to valuation risk. The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

Annually, the Company conducts a review of the Plan’s primary pricing vendor to validate that the inputs used in that vendor’s pricing process are deemed to be market observable as defined in the standard.  While the Company is not provided access to proprietary models of the vendor, the Company’s review has included on-site walkthroughs of pricing processes, methodologies and control procedures for each asset class for which prices were provided.  The Company’s review also includes an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations.  The Company believes that the prices received from the pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit price).

The Plan may use non-binding broker quotes as its primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. The Company has not adjusted the prices obtained from the brokers. Investment securities priced using non-binding broker quotes are included in Level 3. As is the case with the primary pricing vendor, third-party brokers do not provide access to their proprietary valuation models, inputs and assumptions.

(d)	Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e)           Participant Withdrawals

Participant withdrawals are recorded when paid.

(f)	Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(12)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

(3)	Investments

The following is a summary of the fair value of the Plan’s investments at December 31, 2012 and 2011.

		2012		2011
		(in thousands)

	GE Common Stock	$8,826,777	(a)	$7,858,512	(a)
	Registered Investment Companies:
	GE S&S Income Fund	2,202,223	(a)	2,018,059	(a)
	GE S&S U.S. Equity Fund	2,747,989	(a)	2,468,500	(a)
	GE Institutional International Equity Fund	1,110,067	(a)	946,981
	GE Institutional Small-Cap Equity Fund	907,566		801,525
	GE Institutional Strategic Investment Fund	506,995		441,620
	Total Registered Investment Companies	7,474,840		6,676,685

	Collective Funds(b):
	GE Cash Plus Fund	19,687		5,554
	Non-U.S. Equity Index Fund	304,757		191,597
	U.S. Aggregate Bond Index Fund	257,057		166,087
	U.S. Large-Cap Equity Index Fund	1,471,527	(a)	1,122,405	(a)
	U.S. Mid-Cap Equity Index Fund	326,019		221,209
	U.S. Small-Cap Equity Index Fund	208,331		137,616
	U.S. Treasury Inflation-Protected Securities Index Fund	259,247		164,736
	Total Collective Funds	2,846,625		2,009,204

	Other Investments (b):
	Short-Term Money Market Instruments	929,536		1,000,538	(a)
	U.S. Treasury and U.S. Government Agency Debt Obligations	1,466,602	(a)	1,296,474	(a)
	Commercial Mortgage-Backed and Asset-Backed Securities	138,049		145,199
	U.S. Savings Bonds	103,448		107,748
	Total Other Investments	2,637,635		2,549,959

	Total investments at fair value	$21,785,877		$19,094,360

(a)	Investments representing more than 5% of the Plan’s net assets.
(b)	Target Retirement Date Funds are separate accounts that invest in a combination of Index Funds and the Money Market Fund representing a variety of asset classes. See Note 1(p).

(13)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

The Plan’s investments appreciated (depreciated) during 2012 and 2011 as follows.

	2012	2011

	(in thousands)

GE Common Stock	$985,574	$(414,741)
Registered Investment Companies	546,926	(504,922)
Collective Funds	564,427	395,637
Other Investments	202,406	149,012
	$2,299,333	$(375,014)

The Funds, with the exception of the GE Stock Fund, Index Funds, and U.S. Bond Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, a Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations.  In a securities loan arrangement, a Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Funds monitor the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan’s financial statements for any securities lending activities related to the ST Interest Fund and the Money Market Fund.  None of the funds participated in security lending programs as of December 31, 2012 and 2011.

The Funds, with the exception of the U.S. Bond Fund, include investments in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits. The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes.  Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund and the U.S. Bond Fund, which primarily invest in securities of a single issuer.

(14)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

(4)	Fair Value Measurements

The Plan’s investments measured at fair value on a recurring basis at December 31, 2012 follow.

	Level 1	Level 2	Level 3	Total

	(in thousands)

GE Common Stock	$8,826,777	$-	$-	$8,826,777
Registered Investment Companies	7,474,840	-	-	7,474,840
Collective Funds	-	2,846,625	-	2,846,625
Other Investments:
Short-Term Money Market Instruments	66,596	862,940	-	929,536
U.S. Treasury and U.S. Government Agency
Debt Obligations	-	1,466,602	-	1,466,602
Commercial Mortgage-Backed and Asset-Backed
Securities	-	138,049	-	138,049
U.S. Savings Bonds	103,448	-	-	103,448
Total Other Investments	170,044	2,467,591	-	2,637,635
Total investments at fair value	$16,471,661	$5,314,216	$-	$21,785,877

The Plan’s investments measured at fair value on a recurring basis at December 31, 2011 follow:

	Level 1	Level 2	Level 3	Total

	(in thousands)

GE Common Stock	$7,858,512	$-	$-	$7,858,512
Registered Investment Companies	6,676,685	-	-	6,676,685
Collective Funds	-	2,009,204	-	2,009,204
Other Investments:
Short-Term Money Market Instruments	61,796	909,567	29,175	1,000,538
U.S. Treasury and U.S. Government Agency
Debt Obligations	-	1,296,474	-	1,296,474
Commercial Mortgage-Backed and Asset-Backed
Securities	-	145,199	-	145,199
U.S. Savings Bonds	107,748	-	-	107,748
Total Other Investments	169,544	2,351,240	29,175	2,549,959
Total investments at fair value	$14,704,741	$4,360,444	$29,175	$19,094,360

(15)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

The changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2012 follow.

		Net
	January 1,	realized		December 31,
(in thousands)	2012	gains	Sales	2012

Short-Term Money	$29,175	$825	$(30,000)	$-
Market Instruments

The changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2011 follow.

		Net		Transfers
	January 1,	realized		out of	December 31,
(in thousands)	2011	losses	Purchases	Level 3(a)	2011

Short-Term Money	$-	$(833)	$30,008	$-	$29,175
Market Instruments

Commercial Mortgage-
Backed and Asset - Backed Securities	9,981	-	-	(9,981)	-
	$9,981	$(833)	$30,008	$(9,981)	$29,175

Transfers into and out of levels are considered to occur at the beginning of the period.  There were no transfers between level one and level two during the years ended December 31, 2012 and 2011.

(5)           Parties in Interest

The Plan’s recordkeeper, trustees, investment advisors and custodians described in Note 1, as well as the Company and Plan participants, are each a “party in interest” to the Plan as defined by ERISA.  Transactions between the Plan and a party in interest are noted in the Schedule H, Line 4i - schedule of assets.  Any fees paid by the Plan with respect to those or other transactions are described in the Savings and Security Program Supplemental Information document.  KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.

(6)           Tax Status

The Internal Revenue Service has notified the Company by a letter dated August 19, 2010, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended and restated since that letter was issued. However, counsel for the Plan has no reason to believe that those changes have adversely affected the validity of the determination letter.  A request for a new determination letter for the Plan has been submitted to the Internal Revenue Service.

(16)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2012 and 2011

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution, the Company’s matching contribution, and CRCs are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan’s financial statements.

(7)           Subsequent Events

Subsequent events after the balance sheet date through June 21, 2013, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(8)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants.  However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	December 31
	2012	2011
	(in thousands)

Total investments per the financial statements	$21,785,877	$19,094,360

Total notes receivable per financial statements	405,249	380,577
Deemed distributions	(8,142)	(8,138)
Total notes receivable per Form 5500	397,107	372,439

Total investments per Form 5500	$22,182,984	$19,466,799

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	December 31
	2012	2011
	(in thousands)

Total deductions from net assets per financial statements	$1,533,500	$1,438,147
Deemed distributions offset against plan assets	(1,583)	(1,752)
New deemed distributions	1,587	1,706
Total expenses per Form 5500	$1,533,504	$1,438,101

(17)

GE SAVINGS AND SECURITY PROGRAM
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

Description		Shares	Cost (a)	Fair Value
Corporate Stocks - Common
GE Common Stock		420,522,952	$8,936,731,127	$8,826,776,762	(i)

Registered Investment Companies
GE S&S Income Fund		187,423,272	2,092,032,036	2,202,223,448	(c)(i)
GE S&S U.S. Equity Fund		61,877,712	2,321,839,104	2,747,989,203	(c)(i)
GE Institutional International Equity Fund		99,557,546	1,092,596,181	1,110,066,634	(c)(i)
GE Institutional Small-Cap Equity Fund		57,007,912	728,250,266	907,565,953	(c)(i)
GE Institutional Strategic Investment Fund		42,929,314	459,863,194	506,995,195	(c)(i)
Total Registered Investment Companies			6,694,580,781	7,474,840,433

Collective Funds
GE Cash Plus Fund			19,686,552	19,686,552	(c)(d)(i)
Non-U.S. Equity Index Fund			281,399,996	304,756,577
U.S. Aggregate Bond Index Fund			241,258,279	257,056,790
U.S. Large-Cap Equity Index Fund			1,185,926,944	1,471,527,137
U.S. Mid-Cap Equity Index Fund			281,884,863	326,018,784
U.S. Small-Cap Equity Index Fund			183,480,999	208,331,497
U.S. Treasury Inflation-Protected Securities Index Fund			236,086,417	259,246,853
Total Collective Funds			2,429,724,050	2,846,624,190

Other Investments
	Rate of
	Interest	Maturity	Cost (a)	Fair Value

Short-Term Money Market Instruments
Australia and New Zealand Banking Group Ltd	0.180%	02/07/2013	$33,243,849	$33,243,849	(e)
Bank of Montreal	0.200	01/03/2013	23,050,000	23,050,000
Bank of Nova Scotia	0.291	06/13/2013	33,350,000	33,350,000	(f)
Barclays Bank Money Market	0.200	01/02/2013	37,500,000	37,500,000
BHP Fin USA	0.140	01/28/2013	7,999,160	7,999,160	(l)(e)
BHP Fin USA	0.170	01/14/2013	22,098,643	22,098,643	(e)
Chevron Corp	0.120	01/17/2013	11,199,403	11,199,403	(l)(e)
Chevron Corp	0.120	01/17/2013	22,198,816	22,198,816	(l)(e)
Commonwealth Bank Australia	0.233	05/08/2013	30,999,391	30,999,391	(f)
Deutsche Bank Secuities, Inc. Gov Agcy Repo	0.200	01/02/2013	4,900,000	4,900,000
DNB Norbank	0.230	03/18/2013	22,139,245	22,139,245	(e)
Glaxosmithkline	0.150	01/04/2013	30,899,614	30,899,614	(e)
Goldman Sachs & Co. Gov Agcy Repo	0.200	01/02/2013	35,800,000	35,800,000
HSBC Americas, Inc	0.200	03/25/2013	40,650,000	40,650,000	(f)
HSBC Securities (USA) Inc. Gov Agcy Repo	0.160	01/02/2013	17,130,000	17,130,000
Inter-American Development Bank	0.150	02/07/2013	26,545,907	26,545,907	(f)
Inter-American Development Bank	0.140	02/19/2013	9,798,133	9,798,133	(f)
IBM Corp	0.070	01/03/2013	17,299,933	17,299,933	(e)
Johnson & Johnson	0.700	05/15/2013	8,916,421	8,916,421
JP Morgan Chase & Co.	0.180	01/02/2013	9,900,000	9,900,000
JP Morgan Chase & Co.	0.220	03/12/2013	14,050,000	14,050,000
JP Morgan Chase & Co.	0.252	04/08/2013	17,738,043	17,738,043	(e)
JP Morgan Chase Repo	0.180	01/02/2013	13,200,000	13,200,000
KFW Government Guarantee	0.312	02/22/2013	8,756,680	8,756,680	(f)
KFW International Finance, Inc	0.200	03/07/2013	25,040,954	25,040,954	(l)(e)
National Australia Bank	0.242	04/30/2013	31,350,000	31,350,000	(f)
Nordea Bank	0.360	02/19/2013	23,154,402	23,154,402
Novartis Corp	1.900	04/24/2013	10,703,839	10,703,839

(18)

See accompanying notes to schedule of assets on page 23                                                                                                                                                      (continued)

GE SAVINGS AND SECURITY PROGRAM
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

Other Investments continued
	Rate of
Description	Interest	Maturity	Cost (a)	Fair Value
Short-Term Money Market Instruments
Proctor Gamble and Co.	0.150%	01/10/2013	$16,999,363	$16,999,363	(e)
Royal Bank of Canada	0.433	04/10/2013	19,850,000	19,850,000	(f)
Sanofi	0.510	03/28/2013	21,623,728	21,623,728	(f)
Skandin Ens Banken	0.300	04/08/2013	25,049,999	25,049,999
Standard Chartered Bank	0.480	01/10/2013	30,850,000	30,850,000
State Street Corp	0.010	01/02/2013	161,316	161,316	(j)(i)
Svenska Handelsbanken	0.235	02/01/2013	15,746,813	15,746,813	(l)(e)
Svenska Handelsbanken	0.280	04/15/2013	19,250,000	19,250,000
Toronto-Dominion Bank	0.200	01/16/2013	26,650,000	26,650,000
Walmart Stores, Inc.	0.100	01/24/2013	30,498,051	30,498,051	(e)
Westpac Banking Corp	0.310	02/11/2013	33,350,000	33,350,000	(f)
World Bank Discount Notes	0.100	01/07/2013	33,299,445	33,299,445	(e)
Fidelity Institutional Money Market
Government Portfolio (Class I)			66,594,859	66,594,859	(b)(i)
Total Short-Term Money Market Instruments			929,536,007	929,536,007

U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Mortgage Corp.	0.010	01/09/2013	17,749,487	17,749,487	(e)
Federal Home Loan Mortgage Corp.	0.010	01/18/2013	21,798,522	21,798,522	(e)
Federal Home Loan Mortgage Corp.	0.010	01/22/2013	15,698,828	15,698,828	(e)
Federal Home Loan Mortgage Corp.	0.010	01/23/2013	26,947,859	26,947,859	(e)
Federal Home Loan Mortgage Corp.	0.010	01/28/2013	44,645,312	44,645,312	(e)
Federal Home Loan Mortgage Corp.	0.010	02/01/2013	25,847,106	25,847,106	(e)
Federal Home Loan Mortgage Corp.	0.010	02/04/2013	33,545,279	33,545,279	(e)
Federal Home Loan Mortgage Corp.	0.010	02/19/2013	22,295,144	22,295,144	(e)
Federal Home Loan Mortgage Corp.	0.010	03/13/2013	22,494,786	22,494,786	(e)
Federal Home Loan Mortgage Corp.	0.010	03/18/2013	21,346,710	21,346,710	(e)
Federal Home Loan Mortgage Corp.	0.010	03/20/2013	47,991,680	47,993,664	(e)
Federal Home Loan Mortgage Corp.	0.010	05/17/2013	16,293,534	16,293,534	(e)
Federal Home Loan Mortgage Corp.	0.150	02/06/2013	11,850,000	11,850,000
Federal Home Loan Mortgage Corp.	0.159	06/17/2013	11,099,725	11,099,725	(f)
Federal Home Loan Mortgage Corp.	0.171	03/21/2013	53,261,301	53,261,301	(f)
Federal Home Loan Mortgage Corp.	0.250	04/18/2013	33,553,359	33,553,359
Federal Home Loan Mortgage Corp.	1.321	12/25/2018	20,343,809	20,315,048
Federal Home Loan Mortgage Corp.	1.337	06/25/2016	2,362,761	2,361,841
Federal Home Loan Mortgage Corp.	1.383	03/25/2018	10,099,132	10,111,380
Federal Home Loan Mortgage Corp.	1.573	01/25/2022	7,058,709	7,046,674
Federal Home Loan Mortgage Corp.	1.603	01/25/2022	22,585,492	22,547,273
Federal Home Loan Mortgage Corp.	1.891	12/25/2020	2,871,694	2,868,016
Federal Home Loan Mortgage Corp.	7.000	10/01/2023	7,648	8,442	(h)
Federal Home Loan Mortgage Corp.	7.000	11/01/2031	49,376	54,938	(h)
Federal Home Loan Mortgage Corp.	7.000	04/01/2032	431,097	473,874	(h)
Federal Home Loan Mortgage Corp.	7.000	04/01/2032	278,384	306,052	(h)
Federal Home Loan Mortgage Corp.	7.000	06/01/2032	60,769	65,796	(h)
Federal Home Loan Mortgage Corp.	7.000	04/01/2036	497,831	555,805	(h)
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	23,819	22,454	(h)
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	217,525	243,526	(h)
Federal Home Loan Mortgage Corp.	8.000	05/01/2031	29,837	28,551
Federal Home Loan Mortgage Corp.	8.500	03/01/2027	64,800	72,796	(h)
Federal Home Loan Mortgage Corp. Non Gold Pool	9.250	12/01/2016	15,436	13,879	(h)
Federal Home Loan Mortgage Corp. REMIC (Series 2090) (Class PG)	6.000	10/15/2013	395	335	(g)(h)(k)
Federal Home Loan Mortgage Corp. REMIC (Series 2090) (Class PN)	6.000	10/15/2013	389	331	(g)(h)(k)

(19)

See accompanying notes to schedule of assets on page 23                                                                                                                                                      (continued)

GE SAVINGS AND SECURITY PROGRAM
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

Other Investments continued
	Rate of
Description	Interest	Maturity	Cost (a)	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Mortgage Corp. REMIC (Series 2412) (Class OF)	1.159%	12/15/2031	$1,432,855	$1,461,301	(h)(f)
Federal National Mortgage Assoc.	0.010	01/17/2013	22,198,915	22,198,915	(e)
Federal National Mortgage Assoc.	0.010	02/06/2013	39,895,680	39,895,680	(e)
Federal National Mortgage Assoc.	0.010	02/13/2013	24,446,349	24,446,349	(e)
Federal National Mortgage Assoc.	0.010	02/20/2013	33,344,210	33,344,210	(e)
Federal National Mortgage Assoc.	0.010	03/06/2013	27,243,616	27,243,616	(e)
Federal National Mortgage Assoc.	0.010	03/20/2013	8,798,475	8,798,475	(e)
Federal National Mortgage Assoc.	0.010	04/01/2013	7,996,800	7,996,800
Federal National Mortgage Assoc.	0.100	05/25/2018	11,041	11,722	(g)(h)(f)(k)
Federal National Mortgage Assoc.	1.788	05/01/2033	1,266,620	1,272,905	(f)
Federal National Mortgage Assoc.	2.010	06/01/2033	97,896	99,797	(f)
Federal National Mortgage Assoc.	2.290	06/01/2033	1,391,252	1,427,674	(f)
Federal National Mortgage Assoc.	2.376	12/01/2032	460,748	479,409	(f)
Federal National Mortgage Assoc.	2.514	06/01/2033	508,561	523,408	(f)
Federal National Mortgage Assoc.	2.590	05/01/2033	92,761	95,706	(f)
Federal National Mortgage Assoc.	2.617	06/01/2033	232,019	238,138	(f)
Federal National Mortgage Assoc.	2.635	07/01/2033	1,055,107	1,094,586	(f)
Federal National Mortgage Assoc.	2.645	07/01/2033	184,976	185,182	(f)
Federal National Mortgage Assoc.	2.675	07/01/2033	2,253,424	2,334,171	(f)
Federal National Mortgage Assoc.	2.710	06/01/2033	922,347	939,973	(f)
Federal National Mortgage Assoc.	2.765	06/01/2033	6,682	6,560	(f)
Federal National Mortgage Assoc.	7.000	02/01/2017	62,506	64,452	(h)
Federal National Mortgage Assoc.	7.000	03/01/2017	38,502	39,310	(h)
Federal National Mortgage Assoc.	7.000	03/01/2017	26,725	27,285	(h)
Federal National Mortgage Assoc.	7.000	03/01/2017	43,627	44,594	(h)
Federal National Mortgage Assoc.	7.000	03/01/2017	174,099	179,572	(h)
Federal National Mortgage Assoc.	7.000	04/01/2017	81,112	82,910	(h)
Federal National Mortgage Assoc.	7.000	04/01/2017	31,172	31,863	(h)
Federal National Mortgage Assoc.	7.000	04/01/2017	67,065	69,173	(h)
Federal National Mortgage Assoc.	7.000	05/01/2017	47,442	47,930	(h)
Federal National Mortgage Assoc.	7.000	05/01/2017	70,066	70,434	(h)
Federal National Mortgage Assoc.	7.000	07/01/2017	93,137	95,090	(h)
Federal National Mortgage Assoc.	7.000	07/01/2017	201,182	205,793	(h)
Federal National Mortgage Assoc.	7.000	02/01/2019	5,267	5,214	(h)
Federal National Mortgage Assoc.	7.000	03/01/2029	95,601	110,297	(h)
Federal National Mortgage Assoc.	7.000	06/01/2031	48,141	54,215	(h)
Federal National Mortgage Assoc.	7.000	10/01/2031	260,687	301,504	(h)
Federal National Mortgage Assoc.	7.000	01/01/2032	13,893	15,629	(h)
Federal National Mortgage Assoc.	7.000	04/01/2033	127,292	142,736	(h)
Federal National Mortgage Assoc.	7.000	11/01/2033	426,384	476,854	(h)
Federal National Mortgage Assoc.	7.000	03/01/2034	45,834	49,917	(h)
Federal National Mortgage Assoc.	7.000	06/01/2034	143,365	161,720	(h)
Federal National Mortgage Assoc.	7.000	01/01/2035	160,010	180,872	(h)
Federal National Mortgage Assoc.	7.000	05/01/2035	336,217	379,320	(h)
Federal National Mortgage Assoc.	7.000	05/01/2035	553,315	625,177	(h)
Federal National Mortgage Assoc.	7.000	01/01/2036	392,318	450,640	(h)
Federal National Mortgage Assoc.	7.000	04/01/2036	520,866	601,769	(h)
Federal National Mortgage Assoc.	7.500	04/01/2016	30,704	30,870	(h)
Federal National Mortgage Assoc.	7.500	11/01/2021	36,975	39,187	(h)
Federal National Mortgage Assoc.	7.500	11/01/2022	15,956	15,165	(h)
Federal National Mortgage Assoc.	7.500	01/01/2025	256,485	287,342	(h)
Federal National Mortgage Assoc.	7.500	05/01/2026	24,276	26,552	(h)

(20)

See accompanying notes to schedule of assets on page 23                                                                                                                                                      (continued)

GE SAVINGS AND SECURITY PROGRAM
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

Other Investments continued
	Rate of
Description	Interest	Maturity	Cost (a)	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal National Mortgage Assoc.	7.500%	07/01/2027	$91,311	$93,774	(h)
Federal National Mortgage Assoc.	7.500	10/01/2030	28,729	27,572	(h)
Federal National Mortgage Assoc.	7.500	01/01/2031	47,902	47,070	(h)
Federal National Mortgage Assoc.	7.500	02/01/2031	125,904	146,625	(h)
Federal National Mortgage Assoc.	7.500	04/01/2032	81,025	80,630	(h)
Federal National Mortgage Assoc.	7.500	06/01/2032	83,667	91,369	(h)
Federal National Mortgage Assoc.	7.500	04/01/2033	79,214	78,469	(h)
Federal National Mortgage Assoc.	7.500	11/01/2033	30,397	28,802	(h)
Federal National Mortgage Assoc.	7.500	03/01/2034	409,322	469,212	(h)
Federal National Mortgage Assoc.	7.500	05/01/2034	271,954	281,719	(h)
Federal National Mortgage Assoc.	8.000	03/01/2032	221,469	257,744
Federal National Mortgage Assoc.	8.000	05/01/2032	30,424	29,073
Federal National Mortgage Assoc.	8.000	11/01/2033	79,227	78,788
Federal National Mortgage Assoc.	8.500	06/01/2028	60,596	58,602
Federal National Mortgage Assoc.	8.500	08/01/2029	163,096	173,758
Federal National Mortgage Assoc.	8.500	08/01/2030	53,064	55,485
Federal National Mortgage Assoc.	9.000	12/01/2031	170,530	174,241
Federal National Mortgage Assoc.	9.500	09/01/2021	45,052	40,606
Federal National Mortgage Assoc. REMIC	4.500	02/25/2040	11,245,256	11,659,093
Federal National Mortgage Assoc. REMIC	5.000	02/25/2040	261,344	347,395	(g)(k)
Government National Mortgage Assoc.	4.500	03/20/2038	1,200,856	1,144,115	(g)(k)
Government National Mortgage Assoc.	4.500	04/20/2038	1,306,793	1,207,434	(g)(k)
Government National Mortgage Assoc.	7.000	12/15/2018	148,010	149,861
Government National Mortgage Assoc.	7.000	11/15/2023	241,408	264,635
Government National Mortgage Assoc.	7.000	03/15/2031	149,621	169,749
Government National Mortgage Assoc.	7.000	05/15/2032	157,372	178,159
Government National Mortgage Assoc.	7.000	11/15/2032	115,165	128,674
Government National Mortgage Assoc.	7.500	12/15/2018	153,190	157,899	(h)
Government National Mortgage Assoc.	7.500	01/15/2031	241,819	280,113	(h)
Government National Mortgage Assoc.	7.500	01/15/2031	51,107	49,887	(h)
Government National Mortgage Assoc.	7.500	03/15/2031	16,076	16,198	(h)
Government National Mortgage Assoc.	7.500	05/15/2031	83,157	83,492	(h)
Government National Mortgage Assoc.	7.500	07/15/2031	197,974	229,641	(h)
Government National Mortgage Assoc.	7.500	09/15/2031	275,631	320,315	(h)
Government National Mortgage Assoc.	9.000	11/15/2017	26,530	26,241
U.S. Treasury Bills	0.010	01/24/2013	15,849,696	15,849,696	(e)
U.S. Treasury Bills	0.010	05/23/2013	114,954,639	114,956,645	(e)
U.S. Treasury Notes	0.125	07/31/2014	165,237,946	165,318,797	(e)(h)
U.S. Treasury Notes	0.250	09/30/2014	109,873,475	109,940,820	(e)(h)
U.S. Treasury Notes	0.250	10/31/2014	8,948,137	8,949,094	(e)(h)
U.S. Treasury Notes	0.375	06/15/2015	17,421,153	17,407,648	(e)
U.S. Treasury Notes	0.500	05/31/2013	40,453,988	40,453,988
U.S. Treasury Notes	0.500	07/31/2017	37,654,829	37,816,519	(e)
U.S. Treasury Notes	0.625	04/30/2013	29,549,600	29,549,600
U.S. Treasury Notes	0.625	09/30/2017	29,314,593	29,296,360	(e)
U.S. Treasury Notes	0.750	06/30/2017	22,355,183	22,461,992	(e)
U.S. Treasury Notes	1.375	01/15/2013	41,319,099	41,319,099
U.S. Treasury Notes	1.375	03/15/2013	40,049,523	40,049,523
U.S. Treasury Notes	1.375	05/15/2013	26,272,816	26,272,816
U.S. Treasury Notes	1.625	08/15/2022	28,247,063	28,318,447
U.S. Treasury Notes	2.375	02/28/2015	43,838,756	44,356,070	(e)
U.S. Treasury Notes	2.750	08/15/2042	1,331,534	1,303,594
U.S. Treasury Notes	3.000	05/15/2042	1,876,360	1,829,675
Total U.S. Treasury and U.S. Government Agency Debt Obligations			1,464,180,672	1,466,602,413

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See accompanying notes to schedule of assets on page 23                                                                                                                                                      (continued)

GE SAVINGS AND SECURITY PROGRAM
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

Other Investments continued
	Rate of
Description	Interest	Maturity	Cost (a)	Fair Value
Commercial Mortgage-Backed and Asset-Backed Securities
Ally Master Owner Trust	2.150%	01/15/2016	$24,511,177	$24,420,858
Ally Master Owner Trust	3.870	04/15/2015	3,878,320	3,767,996	(l)(h)
American Express	1.290	03/15/2018	5,998,687	6,034,052	(l)
Bank of America Commercial Mortgage	5.790	03/11/2032	400,343	377,117	(l)
Bank of America Commercial Mortgage	5.860	03/11/2032	369,218	347,469	(l)
Bank of America Commercial Mortgage	6.770	03/11/2032	939,712	874,007	(l)
Bank of America Commercial Mortgage	7.226	10/11/2037	299,700	278,231	(l)
Capital One	0.489	01/15/2019	9,873,438	9,891,010	(e)(f)
Ford Credit Floorplan Master Owner Trust	2.400	11/15/2017	2,849,890	2,969,082
Greenwich Capital Commercial Funding Corp. (Class A2)	5.597	12/10/2049	1,996,692	2,023,695	(h)
Hertz Vehicle Financing LLC	5.020	02/25/2015	5,252,344	5,136,445	(l)
Hertz Vehicle Financing LLC	5.290	03/25/2016	20,644,562	22,221,057	(l)(h)
Hyundai Auto Receivables Trust	1.420	02/15/2019	3,999,070	3,999,392
JP Morgan Chase Commercial Mortgage Securities Corp.	3.853	06/15/2043	9,567,612	10,065,251	(l)
Morgan Stanley Capital	4.660	09/13/2045	3,220,609	3,137,261
Morgan Stanley Capital	4.700	07/15/2056	22,382,452	22,522,133
Nissan Auto Lease Trust	0.920	02/16/2015	4,749,110	4,769,138	(e)
UBS Commercial Mortgage	4.954	09/15/2030	5,189,311	5,297,975
Vendee Mortgage Trust (Series 1996) (Class IO)	0.207	10/15/2026	141,536	98,659	(g)(k)
Volkswagon Credit Auto Master Trust	0.891	9/20/2016	9,750,000	9,818,299	(l)(e)f)
Total Commercial Mortgage-Backed and Asset-Backed Securities			$136,013,783	$138,049,127

		Units	Cost (a)	Fair Value
U.S. Savings Bonds - Held in trust
1983 U.S. SAVINGS BOND EE SERIES		5,402	270,100	1,244,385
1984 U.S. SAVINGS BOND EE SERIES		6,595	329,750	1,418,385
1985 U.S. SAVINGS BOND EE SERIES		9,434	471,700	1,950,402
1986 U.S. SAVINGS BOND EE SERIES		33,630	1,681,500	6,577,087
1987 U.S. SAVINGS BOND EE SERIES		35,283	1,764,150	6,060,001
1988 U.S. SAVINGS BOND EE SERIES		39,020	1,951,000	6,443,894
1989 U.S. SAVINGS BOND EE SERIES		54,596	2,729,800	8,664,828
1990 U.S. SAVINGS BOND EE SERIES		57,234	2,861,700	8,724,758
1991 U.S. SAVINGS BOND EE SERIES		58,427	2,921,350	8,565,957
1992 U.S. SAVINGS BOND EE SERIES		83,591	4,179,550	11,771,416
1993 U.S. SAVINGS BOND EE SERIES		62,761	3,138,050	7,103,566
1994 U.S. SAVINGS BOND EE SERIES		51,224	2,561,200	5,328,548
1995 U.S. SAVINGS BOND EE SERIES		17,673	883,650	1,783,525
1996 U.S. SAVINGS BOND EE SERIES		84	4,200	7,159
1997 U.S. SAVINGS BOND EE SERIES		142	7,100	12,038
1998 U.S. SAVINGS BOND EE SERIES		233	11,650	18,936
1999 U.S. SAVINGS BOND EE SERIES		380	19,000	29,505
2000 U.S. SAVINGS BOND EE SERIES		572	28,600	42,260
2001 U.S. SAVINGS BOND EE SERIES		679	33,950	47,621
2002 U.S. SAVINGS BOND EE SERIES		836	41,800	56,074
2003 U.S. SAVINGS BOND EE SERIES		1,461	73,050	94,678
2004 U.S. SAVINGS BOND EE SERIES		2,182	109,100	137,438
2005 U.S. SAVINGS BOND EE SERIES		2,622	131,100	166,522
2006 U.S. SAVINGS BOND EE SERIES		3,813	190,650	238,656
2007 U.S. SAVINGS BOND EE SERIES		5,461	273,050	328,468
2008 U.S. SAVINGS BOND EE SERIES		5,980	299,000	324,669
2009 U.S. SAVINGS BOND EE SERIES		10,962	548,100	564,235
2010 U.S. SAVINGS BOND EE SERIES		15,993	799,650	822,548
2011 U.S. SAVINGS BOND EE SERIES		14,783	739,150	747,025
2012 U.S. SAVINGS BOND EE SERIES		15,983	799,150	799,150
			29,851,800	80,073,734

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See accompanying notes to schedule of assets on page 23                                                                                                                                                      (continued)

GE SAVINGS AND SECURITY PROGRAM
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

Other Investments continued
		Units	Cost (a)	Fair Value

U.S. Savings Bonds - Held in custody
2009 U.S. SAVINGS BOND EE SERIES		63	$3,150	$3,242
2010 U.S. SAVINGS BOND EE SERIES		151,189	7,559,450	7,772,949
2011 U.S. SAVINGS BOND EE SERIES		151,714	7,585,700	7,663,999
2012 U.S. SAVINGS BOND EE SERIES		158,688	7,934,400	7,934,400
			23,082,700	23,374,590
Total U.S. Savings Bonds			52,934,500	103,448,324

Total Other Investments			2,582,664,962	2,637,635,871

Total Investments			20,643,700,920	21,785,877,256

	Rate of
Notes Receivable from Participants	Interest	Maturity	Cost (a)	Fair Value

Various (53,736 notes receivable)	3.92-9.26%	1 month - 15 years	$-	$397,106,876	(i)
			-
Total Notes Receivable from Participants			-	397,106,876

Total Assets (Held at End of Year)			$20,643,700,920	$22,182,984,132

See accompanying Report of Independent Registered Public Accounting Firm

Notes to Schedule of Assets:

(a)
Cost of securities is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends. In addition, cost of securities includes gains and losses on realized participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

(b)	Funds managed by an affiliate of FMTC.
(c)	Funds managed by GEAM, a wholly owned subsidiary of the Company.
(d)	GE Cash Plus Fund is a holding of the GE S&S Short-Term Interest Fund.
(e)	Rate of interest is based on computed effective yield.
(f)	Variable or floating security. The stated rate represents the rate at December 31, 2012.
(g)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(h)	At December 31, 2012, all or a portion of this security was reserved and/or pledged to cover collateral requirements for futures.
(i)	Represents a party-in-interest to the Plan.
(j)	State Street Bank and Trust Company is one of the custodians of the Plan. In addition, State Street Bank and Trust Company also serves as accounting agent for some of the Plan's investment options.
(k)	Coupon amount represents the coupon of the underlying mortgage securities on which monthly interest payments are based.
(l)
Pursuant to Rule 144A of the Securities Act of 1933, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid using procedures established by the Board of Trustees.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program
June 21, 2013	/s/ Jan R. Hauser
Date	Jan R. Hauser Vice President and Controller

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